Filed by Brandywine Operating Partnership pursuant to

Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Prentiss Properties Trust

              Commission File No.:1-14516

                             This filing relates to a proposed acquisition (the “Acquisition”) by Brandywine Realty Trust
(“Brandywine”) of Prentiss Properties Trust (“Prentiss”) pursuant to the terms of an Agreement and Plan of Merger, dated as of October 3, 2005 (the “Merger Agreement”), by and among Brandywine and Prentiss. The Merger
Agreement is on file with the Securities and Exchange Commission (the “Commission”) as an exhibit to the Current
Report on Form 8-K filed by Brandywine on October 3, 2005.  The Merger Agreement is incorporated by reference into this filing.

                           The following is a series of slides presented as additional information by Brandywine on its website on
November 3, 2005 regarding the Acquisition and related matters.

November 2005

NAREIT Presentation

Safe Harbor

In addition to historical information, this presentation contains forward-
looking statements under the federal securities laws. Because these statements are based on current expectations, estimates and
projections about the industry and markets in which Brandywine and
Prentiss operate, management’s beliefs and assumptions made by management, they involve uncertainties that could significantly impact financial results. Forward-looking statements are not guarantees of future performance, involve certain risks, uncertainties and assumptions that are difficult to predict. Actual operating results may be affected by changes in general economic conditions; increased or unanticipated competitive market conditions; changes in financial markets, interest rates and foreign currency exchange rates that could adversely affect cost of capital, ability to meet financing needs and obligations and results of operations; the availability of private capital; geopolitical concerns and uncertainties and therefore, may differ materially from what is expressed or forecasted in this presentation.

Strategic Rationale

Pragmatic targeted market expansion combining quality assets, strong market dynamics and seasoned management

Brandywine gains a focused expansion into three dynamic markets with experienced Prentiss management teams

Metro Washington, D.C.

Oakland, CA

Austin, TX

The Company’s relationships with Prudential and ABP create a profitable means to evaluate opportunities in the San Diego area

Leverages strong regional office platform with third-party fees

Limited capital exposure

Dallas market serves as a capital recycling opportunity, reducing the combined Company’s reliance on public equity for future growth

These markets combined with the stability of our Philadelphia markets result in accelerated growth

Why this transaction?

Brandywine’s new markets possess higher rental rate and job
growth characteristics than its current markets

Brandywine will have significant positions and strong operating teams in high-priority sub-markets

Dulles Toll Road - suburban Washington D.C.

Oakland - CBD

Austin – Southwest quadrant

Philadelphia platform and experienced management team
represents further opportunity

Tactical in–fill acquisitions

Monetization of development pipeline

What this transaction is not

This is not an attempt to create a national office platform

This is not the first of several consolidation transactions

Markets have the depth to provide significant opportunities

No additional strategic corporate acquisitions required

In-fill acquisitions and development drive future growth

This transaction is not a leveraging of the Company

All three rating agencies have affirmed

Moody’s- affirmed, stable

S&P- affirmed, stable

Fitch- affirmed, positive

Pro forma financing comprised of long-term fixed rate debt

1 Pro forma for proposed initial Dallas disposition

3

National

Office REIT

s

Capitalization

($Billions)

Square feet

(millions)

# of

markets

% sq ft in top 5

markets

% sq ft in top 3

markets

Equity Office

$27.3

117.9

26

44.2

%

29.1%

Trizec Properties

$6.0

37.3

1

0

73.4

%

47.0

%

CarrAmer

ica

$4.1

21.0

1

3

68.0

%

56.0

%

Brandywine (owned)

$5.9

29.9

6

99.3%

87.8%

Brandywine

¹

(total)

$5.9

47.2

6

95.3

%

79.7

%

Combined Company Growth Driven by
Opportunities in Place at Closing

The Growth Drivers:

Significantly higher same-store growth

$180 million incremental developmental pipeline

Staging in during 2007

Cira Centre execution

Radnor Financial Center lease up

Execution of market penetration strategy in key sub-markets with high transaction velocity (both developments and acquisitions)

Internal capital availability

Market Growth Comparisons

Philadelphia is steady and solid

New markets add depth, higher growth, greater cyclicality and economic diversity

Blending of markets creates higher annual growth, core stability, and cyclical opportunity

2.60%

2.44%

1.41%

0.24%

CAGR

16.65%

15.53%

8.77%

1.44%

% Change

OAK

AUS

N-VA

PHL

Projected Population Growth*

2.56%

3.04%

3.06%

2.28%

CAGR

16.4%

19.7%

19.8%

14.5%

% Change

OAK

AUS

N-VA

PHL

Projected Rental Rate Growth*

1.39%

3.36%

2.50%

0.96%

CAGR

8.66%

21.90%

16.0%

5.90%

% Change

OAK

AUS

N-VA

PHL

Projected Office Employment
Growth*

  * Source:  REIS Data 2004-2009

Combined Company Long-term
Growth Summary

Combined Company’s Business Strategy Creates Net Operating
Income Combined Annual Growth in Excess of 11%*

2006                                               2007                                     2008

Same Store Growth

BDN + PP

Cira Centre

Radnor Financial

Incremental Investment

Same Store Growth

BDN + PP

Cira Centre

Radnor Financial

Incremental Investment

Development Contribution

Same Store Growth

BDN + PP

Increased Development
Contribution

Increased Acquisition
Contribution

6

  * CAGR 2005-2008

Short Term Outlook (2006-2008)

Growth rate in excess of Brandywine stand-alone with
Cira and Radnor

Fully funded business plan

Higher blended same store NOI

The Same-Store Comparison

3.85%-4.00%

PP Core**

1.15%-1.30%

BDN Core*

2005-2008 CAGR

Portfolio

Existing property NOI growth

  * BDN existing assets without Cira Centre and Radnor Financial Center

** PP owned (D.C., Oakland, Austin, and Dallas) and Joint Venture assets being acquired by BDN

The Same-Store Comparison Pro Forma
for the Dallas Recycling Strategy

4.50%-4.65%

PP Pro Forma Core**

2005-2008 CAGR

Portfolio

1.15%-1.30%

BDN Core*

Pro forma property NOI growth

* BDN existing assets without Cira Centre and Radnor Financial Center

**PP owned (D.C., Oakland, Austin, and Dallas) and Joint Venture assets being acquired by BDN, pro forma as if $200mm of Dallas assets are sold (and removed from the analysis)

Total Portfolio NOI Growth Accelerates

6.50%-6.65%

Combined BDN-PP Portfolio***

3.70%-3.85%

BDN Entire Portfolio**

2006-2008

CAGR*

Portfolio

Includes owned assets and known development only (see
page 12).  No speculative acquisitions or other
developments have been included in the calculation.

Dallas proceeds used to fund additional development.

   *Portfolio property NOI growth

**BDN Core + Cira Centre + Radnor Financial Center lease-up + in process BDN development

***BDN Entire Portfolio combined with PP Pro Forma Core + known incremental PP development

New Markets Provide Enhanced
Investment Opportunities

            New markets have significant breadth and depth

DC area is 2nd largest US office market with over 350 million square feet with 200 million square feet in key targeted
submarkets

Bay area is 4th largest US office market with over 200 million square feet with 80 million square feet in key targeted
submarkets

DC and Bay area are the 4th and 5th most populous PMSA’s in
the US

Austin is projected to have the highest employment growth
rate in the country

Beyond our Fully Funded Short-term
Commitments, the Growth Potential is Dramatic

$11.9 million

($19.2 million NOI x 62% ownership from existing BDN shareholders)

Combined Company (per annum)

$240 million @ 8.0% yield

4.5% of asset base

+ 86.7%

% Additional NOI to Existing BDN Shareholders

$6.4 million

BDN Stand Alone (per annum)

$75 million @ 8.5% yield

2.5% of asset base

2007 NOI for existing BDN shareholders

Illustrative scenario:

Development

Acquisition

$11.6 million

($18.8 million NOI x 62% ownership from existing BDN shareholders)

Combined Company

$250 million

7.5% cap rate

+ 45.3%

% Additional NOI to Existing BDN Shareholders

$8.0 million

BDN Stand Alone

$100 million

8.0% cap rate

2007 NOI for existing BDN shareholders

Illustrative scenario:

Development will have a more significant impact
on Brandywine going forward . . .

54.7%

12

Note: Data excludes Cira Center

¹ Gross assets for Brandywine as of June 30, 2005

7,987

3,001

4,986

)

000’s

(

Buildable square feet

%

4.7

%

7.3

%

4

2.

Percentage

247.7

$

179.4

$

8.3

$6

term development opportunities

-

Near

289

$5,

475

$2,

2,814

$

¹

Gross assets

Pro forma

Brandywine

Standalone

Prentiss

Standalone

Brandywine

)

illions

$m

(

Development pipeline

Near

-

term

starts

Location

Square footage

(000's)

Projected cost

($millions)

Start date

500 Office Center Dr.

Philadelphia

101

$12.3

Aug

-

0

5

Newtown Bucks County

Philadelphia

64

$

14

.0

Jan

-

06

Princeton Pike

New Jersey

75

$

17.0

Dec

-

05

Mount Laurel

New Jersey

110

$

25.0

Dec

-

05

The Park at Barton Creek

Austin

211

$44.0

Jan

-

0

6

South Lake at Dulles Corner

Dulles

265

$70.0

Jan

-

0

6

2101 Webster Expansion

Oakland

217

$

65.4

Jan

-

06

Total

1,

043

$

2

47.7

. . . and is weighted toward Metro Washington
and Oakland

Land held for development

67.4%

Region

Allocated

value

($mm)

% of total

Oakland, CA

23.7

37.7%

Metro Washington

18.7

29.7%

Dallas, TX

14.1

22.4%

Austin, TX

6.4

10.2%

Total

62.9

100.0%

Washington D.C. and Philadelphia will
comprise 72% of the Company . . .

Suburban
Washington, D.C.

Philadelphia Region

14

Note: Values are after initial Dallas disposition

1 Includes Suburban Virginia

1 Includes Philadelphia, PA North, PA West, and New Jersey

2 Includes Philadelphia, PA North, PA West, New Jersey and Delaware

3 Excludes Cira Center

Suburban Washington, D.C. (000’s)

4,235

³

Developable square feet

20,300

Total

2,916

Square feet managed²

,384

17

Square feet owned¹

Philadelphia Region (000’s)

Square feet owned¹

5,799

Square feet managed

¹

7,655

Total

13

,

454

Developable square feet

1,216

. . . while California will comprise
approximately 16%

Oakland

San Diego

San Diego Region (000’s)

976

Developable square feet

31

8

3,

Total

,091

2

Square feet managed

,739

1

Square feet owned

Oakland Region (000’s)

Square feet owned

223

Square feet managed

3,

554

Total

3,

777

Developable square feet

0

Dallas and Austin will comprise 12% of
the Company after initial dispositions

¹ Assumes Dallas sales of 25% to 30% of square footage in 12 to
18 months

Austin

Dallas/Fort Worth

Austin Region (000’s)

,349

1

Developable square feet

3,576

Total

496

Square feet managed

)

1,538

(

¹

Square feet to be sold

,618

4

Square feet owned

Dallas/Fort Worth Region (000’s)

Square feet owned

1,672

Square feet managed

559

Total

2,231

Developable square feet

211

Dallas capital recycling is
facilitated by market liquidity

$1.25 billion of Class A office transaction volume in the trailing six quarters ended June 30, 2005

Average Class A cap rate of 6.58% for first half of 2005

Price per square foot for high quality office assets above $200

High profile asset sales characterized by multiple qualified bids

Continuation of plan already under consideration by Prentiss

Sale proceeds targeted to development pipeline

Credit ratings affirmed

Moody’s

“ Moody’s Investors Service has affirmed the Baa3 senior unsecured debt rating of Brandywine. . . “

“. . . the Prentiss transaction will bring increased size and geographic diversity to Brandywine. . .”

“. . . a large portion of the acquired assets are in Washington D.C., a market familiar to Brandywine, and the transaction should boost Brandywine’s market leadership.”

S&P

“ On Oct. 3, 2005, Standard & Poor’s Ratings Services affirmed its ratings of Brandywine Realty Trust Inc.”

“ This leverage neutral transaction will materially broaden Brandywine’s operating platform and tenant base.”

“Brandywine intends to finance the $2.5 billion purchase price in a manner that will preserve appropriate credit metrics for the rating.”

Fitch

“Fitch Ratings views Brandywine Realty Trust’s expected acquisition of approximately 77% of the assets of Prentiss Properties
Trust as a credit positive for Brandywine.”

“The acquisition of the Prentiss assets will materially add to the geographic diversification of BDN’s portfolio.”

“ Fitch also anticipates that BDN’s expected size will enhance its access to capital and potentially lower its financing costs.”

Pro forma credit statistics

Total debt / gross assets

51.1%

EBITDA/Interest expense

2.53x

EBITDA/Interest expense + preferred distributions

2.41x

Mitigating integration risk –
effective capital deployment

Mike Prentiss and Tom August to join Brandywine’s Board of Trustees

Provide guidance to Board on capital deployment

Tom August to enter into a two-year consulting agreement to assist in overall integration efforts

Corporate management depth strengthened by three Prentiss
executives

Bob Wiberg – EVP of Operations

Greg Imhoff – Chief Administrative Officer

Scott Fordham – VP and Chief Accounting Officer

To ensure continuity of operations Prentiss regional managers will enter into two-year employment agreements

All regions to be run by teams reporting to Bob Wiberg

Takeaways

Regional focus -- Brandywine becomes a regionally focused REIT with several attractive capital deployment  options

Strong platform -- platform can effectively respond to demand drivers in new markets

Increased growth -- Projected EBITDA growth rates from new markets exceed expected growth rates from the Philadelphia region

Market outperformance -- Brandywine is well positioned to outperform in the Philadelphia Region

Experienced management -- Combined management team ranks best-
in-class and has the depth and scope to replicate Brandywine’s market concentration strategy

Balance sheet flexibility -- Expanded balance sheet allows Brandywine the opportunity to increase development pipeline and strategically pursue property acquisitions

FORWARD LOOKING STATEMENTS: Certain statements in this presentation constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance, achievements or transactions of Brandywine, Prentiss Properties and their affiliates or industry results or the benefits of the proposed merger to be materially different from any future results, performance, achievements or transactions expressed or implied by such forward-looking statements. Such risks, uncertainties and other factors relate to, among others, difficulties encountered in integrating the companies, approval of the transaction by the shareholders of the companies, the satisfaction of closing conditions to the transaction, the companies’ ability to lease vacant space and to renew or relet space under expiring leases at expected levels, the potential loss of major tenants, interest rate levels, the availability and terms of debt and equity financing, competition with other real estate companies for tenants and acquisitions, risks of real estate acquisitions, dispositions and developments, including cost overruns and construction delays, unanticipated operating costs and the effects of general and local economic and real estate conditions. Additional information or factors which could impact the companies and the forward-looking statements contained herein are included in each company’s filings with the Securities and Exchange Commission. The companies assume no obligation to update or supplement forward-looking statements that become untrue because of subsequent events.

Additional Information about the Merger and Where to Find It

This presentation does not constitute an offer of any securities for sale.  In connection with the proposed transaction,
Brandywine and Prentiss Properties filed a joint proxy statement/prospectus as part of a registration statement on Form S-
4 and other documents regarding the proposed merger with the Securities and Exchange Commission.  Investors and security holders are urged to read the join proxy statement/prospectus because it will contain important information about Brandywine and Prentiss Properties and the proposed merger.  Investors and security holders may obtain a free copy of the definitive proxy statement/prospectus and other documents filed by Brandywine and Prentiss Properties with the SEC at the SEC’s website at www.sec.gov.  The definitive joint proxy statement/prospectus and other relevant documents may also be obtained free of cost by directing a request to Brandywine Realty Trust, 401 Plymouth Road,
Suite 500, Plymouth Meeting, PA 19462, Attention Investor Relations, (telephone 610-325-5600) or Prentiss Properties Trust,
3890 W. Northwest Highway, Suite 400, Dallas, Texas 75220, Attention: Investor Relations (telephone 214-654-0886).
Investors and security holders are urged to read the proxy statement, prospectus and other relevant material when they become available before making any voting or investment decisions with respect to the merger.

Brandywine and Prentiss Properties and their respective trustees and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Brandywine and Prentiss Properties in connection with the merger.  Information about Brandywine and its trustees and executive officers, and their ownership of Brandywine securities, is set forth in the proxy statement for Brandywine’s 2005 Annual Meeting of Shareholders, which was filed with the SEC on April 1, 2005.  Information about Prentiss Properties and its trustees and executive officers, and their ownership of Prentiss Properties securities, is set forth in the proxy statement for the 2005 Annual Meeting of Shareholders of Prentiss Properties, which was filed with the SEC on April 5, 2005. Additional information regarding the interests of those persons may be obtained by reading the proxy statement/prospectus when it becomes available.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.